Exhibit 99.2

Financial Report for the Three Months Ended March 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2021 and March 31, 2020. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on March 2, 2021. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions and the impact of changes to our cash distributions on the Partnership’s business and growth prospects, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, including geopolitical events, technological advancements and opportunities for the profitable operations of LNG carriers;

•	fluctuations in charter hire rates, vessel utilization and vessel values;

•	our ability to secure new multi-year charters at economically attractive rates;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not operating under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact our ability to secure employment for such vessels as well as the rate at which we can charter such vessels;

•	changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•	number of off-hire days and dry-docking requirements, including our ability to complete scheduled dry-dockings on time and within budget;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	disruption to the LNG, LNG shipping and financial markets caused by the global shutdown as a result of the COVID-19 pandemic;

•	business disruptions resulting from measures taken to reduce the spread of COVID-19, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

•	fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•	fluctuations in exchange rates, especially the U.S. dollar and the Euro;

•	our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”) or by acquiring other assets from third parties;

•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•	the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•	GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•	changes in the ownership of our charterers;

•	our customers’ performance of their obligations under our time charters and other contracts;

•	our future operating performance, financial condition, liquidity and cash available for distributions;

•	our distribution policy and our ability to make cash distributions on our units or the impact of cash distribution reductions on our financial position;

•	our ability to obtain debt and equity financing on acceptable terms to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•	risks inherent in ship operation, including the discharge of pollutants;

•	the impact on us and the shipping industry of environmental concerns, including climate change;

•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•	the expected cost of and our ability to comply with environmental and regulatory requirements, including with respect to emissions of air pollutants and greenhouse gases, as well as future changes in such requirements or other actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•	potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists;

•	potential liability from future litigation; and

•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 2, 2021, available at http://www.sec.gov.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Unit Repurchase Programme

In the three months ended March 31, 2021, there were no repurchases of the Partnership’s common units.

ATM Common Equity Offering Programme (“ATM Programme”)

No issuances of common units were made in the three months ended March 31, 2021 under the Partnership’s ATM Programme.

Cash Distribution

On April 28, 2021, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended March 31, 2021. The cash distribution is payable on May 13, 2021 to all unitholders of record as of May 10, 2021. The aggregate amount of the declared distribution will be $0.5 million based on the number of units issued and outstanding as of March 31, 2021.

Overview

Since our initial public offering (“IPO”) in May 2014, we have been a growth-oriented limited partnership focused on acquiring, owning and operating LNG carriers engaged in LNG transportation under multi-year charters, growing our fleet from three vessels at the time of our IPO to 15 today. We are now focusing our capital allocation on debt repayment, prioritizing balance sheet strength for 2021, in order to lower our cash break-evens, reduce our cost of capital and further enhance the Partnership’s competitive positioning.

As of March 31, 2021, our fleet consisted of ten vessels with tri-fuel diesel electric (“TFDE”) propulsion and five steam turbine propulsion (“Steam”) vessels. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights could provide us with built-in growth opportunities, subject to certain conditions described below. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners. However, we cannot assure you that we will make any acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire any additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Our fleet currently consists of the following vessels:

LNG Carrier		Year Built	Cargo Capacity (cubic meters “cbm”)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration	Optional Period
1	Methane Rita Andrea	2006	145,000	Spot Market	Steam	—	—
2	Methane Heather Sally	2007	145,000	Spot Market	Steam	—	—
3	GasLog Sydney	2013	155,000	Spot Market	TFDE	—	—
4	GasLog Seattle	2013	155,000	Shell	TFDE	July 2021	—
5	Solaris	2014	155,000	Shell	TFDE	August 2021	—
6	GasLog Santiago	2013	155,000	Trafigura (1)	TFDE	December 2021	2022–2028 (1)
7	Methane Shirley Elisabeth	2007	145,000	JOVO (2)	Steam	August 2022	—

8	GasLog Shanghai	2013	155,000	Gunvor (3)	TFDE	November 2022	—
9	Methane Jane Elizabeth	2006	145,000	Cheniere (4)	Steam	March 2023	2024–2025 (4)
10	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (5)
11	Methane Alison Victoria	2007	145,000	CNTIC VPower (6)	Steam	October 2023	2024–2025 (6)
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (5)
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027–2029 (7)
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (8)
15	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031 (8)

(1)	The vessel is chartered to Trafigura Maritime Logistics PTE Ltd. (“Trafigura”). Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)	The vessel is chartered to Singapore Carbon Hydrogen Energy Pte. Ltd., a wholly owned subsidiary of JOVO.

(3)	The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor Group Ltd. (“Gunvor”).

(4)	The vessel is chartered to Cheniere Marketing International LLP, a subsidiary of Cheniere Energy Inc. (“Cheniere”). Charterer may extend the term of the time charters by two additional periods of one year, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)	Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(6)	The vessel is chartered to CNTIC VPower, an independent Chinese energy company. The charterer may extend the term of the related charter by two additional periods of one year, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(7)	Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(8)	Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

Additional Vessels

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. The two newbuildings and seven on-the-water vessels listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration
1	GasLog Singapore	2010	155,000	Sinolam LNG (1)	TFDE	2032
2	GasLog Warsaw	2019	180,000	Endesa (2)	X-DF (3)	2029
3	GasLog Windsor	2020	180,000	Centrica (4)	X-DF (3)	2027
4	GasLog Wales	2020	180,000	JERA (5)	X-DF (3)	2032
5	GasLog Westminster	2020	180,000	Centrica (4)	X-DF (3)	2027
6	GasLog Georgetown	2020	174,000	Cheniere (8)	X-DF (3)	2027
7	GasLog Galveston	2021	174,000	Cheniere (8)	X-DF (3)	2028
8	Hull No. 2311	Q2 2021 (6)	180,000	Cheniere (8)	X-DF (3)	2028 (7)
9	Hull No. 2312	Q3 2021 (6)	180,000	Cheniere (8)	X-DF (3)	2028 (7)

(1)	The vessel is currently in the shipyard for its dry-docking and conversion to an FSU. It will be trading in the spot market until the commencement of its charter with Sinolam LNG Terminal, S.A. (“Sinolam LNG”) for the provision of an LNG floating storage unit (“FSU”) that has been delayed due to COVID-19 restrictions in the construction of the powerplant for Sinolam LNG.

(2)	The vessel is chartered to a wholly owned subsidiary of Endesa, S.A. (“Endesa”). The charter is expected to commence in May 2021.

(3)	Reference to “X-DF” refers to low pressure dual-fuel two-stroke engine propulsion manufactured by Winterthur Gas & Diesel.

(4)	The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(5)	The vessel is chartered to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s JERA Co., Inc (“JERA”).

(6)	Expected delivery quarters are presented.

(7)	Charter expiration to be determined based upon actual date of delivery.

(8)	Vessels are chartered to Cheniere Marketing International LLP, a wholly-owned subsidiary of Cheniere.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership.

Three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2021

(in thousands of U.S. dollars)
	March 31, 2020	March 31, 2021	Change
Revenues	91,353	87,088	(4,265)
Voyage expenses and commissions	(3,888)	(2,079)	1,809
Vessel operating costs	(19,093)	(17,807)	1,286
Depreciation	(20,598)	(20,686)	(88)
General and administrative expenses	(4,171)	(3,071)	1,100
Profit from operations	43,603	43,445	(158)
Financial costs	(15,513)	(9,416)	6,097
Financial income	199	12	(187)
(Loss)/gain on derivatives	(14,120)	1,319	15,439
Profit for the period	14,169	35,360	21,191

For the three-month period ended March 31, 2020, we had an average of 15.0 vessels operating in our owned fleet having 1,273 revenue operating days, while during the three-month period ended March 31, 2021, we had an average of 15.0 vessels operating in our owned fleet having 1,311 revenue operating days.

Revenues: Revenues decreased by $4.3 million, or 4.7%, from $91.4 million for the three-month period ended March 31, 2020 to $87.1 million for the same period in 2021. The decrease is mainly attributable to the expirations of the initial multi-year time charters of the Methane Rita Andrea and the Methane Shirley Elisabeth with Shell in 2020 (at higher rates compared to their current contracted rates), partially offset by increased revenues from the operation of the Methane Heather Sally in the spot market after the expiration of its initial multi-year charter with Shell in January 2021, and a net increase in revenues due to decreased off-hire days for scheduled dry-dockings. The average daily hire rate decreased from $71,762 for the three-month period ended March 31, 2020 to $66,429 for the three-month period ended March 31, 2021.

Voyage Expenses and Commissions: Voyage expenses and commissions decreased by $1.8 million, or 46.2%, from $3.9 million in the three months ended March 31, 2020 to $2.1 million in the three months ended March 31, 2021. The decrease in voyage expenses and commissions is mainly attributable to a decrease in bunker consumption costs due to the increased utilization of the Methane Alison Victoria in the first three months of 2021, as compared to the same period in 2020.

Vessel Operating Costs: Vessel operating costs decreased by $1.3 million, or 6.8%, from $19.1 million for the three-month period ended March 31, 2020 to $17.8 million for the same period in 2021. The decrease in vessel operating costs is mainly attributable to increased technical maintenance expenses incurred in the first three months of 2020 in connection with the dry-docking of the Methane Shirley Elisabeth completed in the same period. As a result, daily operating costs per vessel (after excluding calendar days for the Solaris, the operating costs of which are covered by the charterers) decreased from $14,987 per day for the three-month period ended March 31, 2020 to $14,132 per day for the three-month period ended March 31, 2021.

General and Administrative Expenses: General and administrative expenses decreased by $1.1 million, or 26.2%, from $4.2 million for the three-month period ended March 31, 2020 to $3.1 million for the same period in 2021. The decrease in general and administrative expenses is mainly attributable to a decrease of $0.8 million in administrative services fees, in connection with the decrease of the annual fee payable to GasLog in 2021 by approximately $0.2 million per vessel per year. As a result, daily general and administrative expenses decreased from $3,056 per vessel ownership day for the three-month period ended March 31, 2020 to $2,275 per vessel ownership day for the three-month period ended March 31, 2021.

Financial Costs: Financial costs decreased by $6.1 million, or 39.4%, from $15.5 million for the three-month period ended March 31, 2020 to $9.4 million for the same period in 2021. The decrease in financial costs is attributable to a decrease of $5.6 million in interest expense on loans, primarily due to the lower London Interbank Offered Rate (“LIBOR”) rates in the first three months of 2021 as compared to the same period in 2020, and a decrease of $0.3 million in amortization of deferred loan issuance costs. During the three-month period ended March 31, 2020, we had an average of $1,352.2 million of outstanding indebtedness with a weighted average interest rate of 3.9%, compared to an average of $1,287.8 million of outstanding indebtedness with a weighted average interest rate of 2.4% during the three-month period ended March 31, 2021.

Loss/(gain) on Derivatives: Loss on derivatives decreased by $15.4 million, from a loss of $14.1 million for the three-month period ended March 31, 2020 to a gain of $1.3 million for the same period in 2021. The decrease is attributable to a $17.3 million decrease in unrealized loss from the mark-to-market valuation of derivatives held for trading which were carried at fair value through profit or loss, which reflected a loss of $13.7 million in the three months ended March 31, 2020 as compared to a gain of $3.6 million in the three months ended March 31, 2021, partially offset by a net increase of $1.9 million in realized loss on derivatives held for trading.

Profit for the Period: Profit for the period increased by $21.2 million, from $14.2 million for the three-month period ended March 31, 2020 to $35.4 million for the same period in 2021, as a result of the aforementioned factors.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of any additional vessels or other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, if any. In addition to paying distributions and potentially repurchasing common units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

As of March 31, 2021, we had $95.1 million of cash and cash equivalents, out of which $43.2 million was held in current accounts and $51.9 million was held in time deposits with an original duration of less than three months.

As of March 31, 2021, we had an aggregate of $1,250.8 million of borrowings outstanding under our credit facilities, of which $105.0 million was repayable within one year. In addition, as of March 31, 2021, we had unused availability under our revolving credit facility with GasLog of $30.0 million, which matures in March 2022.

The Partnership has in place seven interest rate swap agreements at a notional value of $473.3 million in aggregate, maturing between 2021 and 2025. As a result of its hedging agreements, the Partnership has hedged 37.3% of its floating interest rate exposure on its outstanding debt as of March 31, 2021, at a weighted average interest rate of approximately 2.2% (excluding margin).

Working Capital Position

As of March 31, 2021, our current assets totaled $118.2 million and current liabilities totaled $170.2 million, resulting in a negative working capital position of $52.0 million. Current liabilities include $19.8 million of unearned revenue in relation to hires received in advance (which represents a non-cash liability that will be recognized as revenues after March 31, 2021 as the services are rendered).

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Considering the volatile commercial and financial market conditions experienced over the last twelve months, we anticipate that our primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing debt facilities. We believe that these anticipated sources of funds, as well as our decision in 2020 to decrease the common unit distributions and preserve liquidity, will be sufficient to meet our liquidity needs and to comply with our banking covenants for at least twelve months from the date of this report. Our long-term ability to repay our debts and maintain compliance with our debt covenants for at least twelve months from the date of this report without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in 2020 as a result of the COVID-19 outbreak.

Cash Flows

Three-month period ended March 31, 2020 compared to the three-month period ended March 31, 2021

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands of U.S. dollars)	Three months ended
	March 31, 2020	March 31, 2021	Change
Net cash provided by operating activities	44,304	55,426	11,122
Net cash used in investing activities	(5,249)	(5,673)	(424)
Net cash used in financing activities	(74,577)	(58,395)	16,182

Net Cash provided by Operating Activities:

Net cash provided by operating activities increased by $11.1 million, from $44.3 million in the three-month period ended March 31, 2020 to $55.4 million in the three-month period ended March 31, 2021. The increase of $11.1 million is mainly attributable to a $11.2 million movement in working capital accounts, primarily affected by an increase of $18.0 million from unearned revenue movements.

Net Cash used in Investing Activities:

Net cash used in investing activities increased by $0.5 million, from $5.2 million in the three-month period ended March 31, 2020 to $5.7 million in the three-month period ended March 31, 2021. The increase of $0.5 million is attributable to an increase of cash used in payments for tangible fixed assets of $0.3 million and a decrease in financial income received of $0.2 million.

Net Cash used in Financing Activities:

Net cash used in financing activities decreased by $16.2 million, from $74.6 million in the three-month period ended March 31, 2020 to $58.4 million in the three-month period ended March 31, 2021. The decrease of $16.2 million is attributable to a decrease of $26.3 million in distributions paid, a decrease of $15.3 million in net payments for cash collateral for interest rate swaps, a decrease of 2.8 million in interest paid and a decrease of $1.0 million in cash used for repurchases of common units, partially offset by a decrease in bank loan drawdowns of $25.9 million and an increase of $3.3 million in bank loan repayments.

Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization after March 31, 2021:

	After Mar. 31,	For the years ending December 31,
	2021	2022	2023	2024	2025-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$166.3	$189.3	$149.9	$70.4	$83.3	$659.2
Total contracted days(1)(2)	2,972	3,111	2,016	823	970	9,892
Total available days(5)	3,989	5,475	5,355	5,460	10,650	30,929
Total unfixed days(6)	1,017	2,364	3,339	4,637	9,680	21,037
Percentage of total contracted days/total available days	74.5%	56.8%	37.6%	15.1%	9.1%	32.0%

After giving effect to the charter parties signed from March 31, 2021 until May 5, 2021, the percentage of total contracted days to total available days for the remainder of 2021 increased to 78.2%.

(1)	Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of March 31, 2021.

(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)	For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.

(4)	Revenue calculations assume no exercise of any option to extend the terms of the charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of March 31, 2021. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including non-performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 2, 2021. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

GASLOG PARTNERS LP

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2020 and March 31, 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2020	March 31, 2021
Assets
Non-current assets
Other non-current assets		186	273
Tangible fixed assets	4	2,206,618	2,188,109
Right-of-use assets		516	380
Total non-current assets		2,207,320	2,188,762
Current assets
Trade and other receivables		16,265	15,837
Due from related parties	3	—	571
Inventories		3,036	4,246
Prepayments and other current assets		2,691	2,429
Cash and cash equivalents		103,736	95,094
Total current assets		125,728	118,177
Total assets		2,333,048	2,306,939
Partners’ equity and liabilities
Partners’ equity
Common unitholders (47,517,824 units issued and outstanding as of December 31, 2020 and March 31, 2021)	5	594,901	621,690
General partner (1,021,336 units issued and outstanding as of December 31, 2020 and March 31, 2021)	5	11,028	11,604
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2020 and March 31, 2021)	5	347,889	347,889
Total partners’ equity		953,818	981,183
Current liabilities
Trade accounts payable		13,578	11,825
Due to related parties	3	7,525	2,181
Derivative financial instruments—current portion	11	8,185	8,031
Other payables and accruals	7	50,679	42,939
Borrowings—current portion	6	104,908	104,987
Lease liabilities—current portion		332	265
Total current liabilities		185,207	170,228
Non-current liabilities
Derivative financial instruments—non-current portion	11	12,152	8,699
Borrowings—non-current portion	6	1,180,635	1,145,763
Lease liabilities—non-current portion		112	56
Other non-current liabilities		1,124	1,010
Total non-current liabilities		1,194,023	1,155,528
Total partners’ equity and liabilities		2,333,048	2,306,939

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three months ended March 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended
	Note	March 31, 2020	March 31, 2021
Revenues	8	91,353	87,088
Voyage expenses and commissions		(3,888)	(2,079)
Vessel operating costs	10	(19,093)	(17,807)
Depreciation	4	(20,598)	(20,686)
General and administrative expenses	9	(4,171)	(3,071)
Profit from operations		43,603	43,445
Financial costs	12	(15,513)	(9,416)
Financial income		199	12
(Loss)/gain on derivatives	12	(14,120)	1,319
Total other expenses, net		(29,434)	(8,085)
Profit and total comprehensive income for the period		14,169	35,360

Earnings per unit, basic and diluted:	13
Common unit, basic		0.14	0.57
Common unit, diluted		0.13	0.55
General partner unit		0.14	0.57

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in partners’ equity

For the three months ended March 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		Class B unitholders	Preference unitholders		Total Partners’
	Units	Amounts	Units	Amounts	Units	Units	Amounts	equity
Balance as of January 1, 2020	1,021,336	11,271	46,860,182	606,811	2,490,000	14,350,000	347,889	965,971
Equity offering costs	—	—	—	(5)	—	—	—	(5)
Repurchases of common units	—	—	(191,490)	(996)	—	—	—	(996)
Distributions declared	—	(573)	—	(26,181)	—	—	(7,582)	(34,336)
Share-based compensation, net of accrued distribution	—	4	—	165	—	—	—	169
Partnership’s profit and total comprehensive income (Note 13)	—	141	—	6,446	—	—	7,582	14,169
Balance as of March 31, 2020	1,021,336	10,843	46,668,692	586,240	2,490,000	14,350,000	347,889	944,972

Balance as of January 1, 2021	1,021,336	11,028	47,517,824	594,901	2,075,000	14,350,000	347,889	953,818
Distributions declared (Note 5)	—	(10)	—	(475)	—	—	(7,582)	(8,067)
Share-based compensation, net of accrued distribution	—	2	—	70	—	—	—	72
Partnership’s profit and total comprehensive income (Note 13)	—	584	—	27,194	—	—	7,582	35,360
Balance as of March 31, 2021	1,021,336	11,604	47,517,824	621,690	2,075,000	14,350,000	347,889	981,183

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the three months ended March 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars)

		For the three months ended
	Note	March 31, 2020	March 31, 2021
		(restated)(1)
Cash flows from operating activities:
Profit for the period		14,169	35,360
Adjustments for:
Depreciation	4	20,598	20,686
Financial costs	12	15,513	9,416
Financial income		(199)	(12)
Loss/(gain) on derivatives (excluding realized loss on forward foreign exchange contracts held for trading)	12	13,945	(1,319)
Share-based compensation	9	297	73
		64,323	64,204
Movements in working capital		(20,019)	(8,778)
Net cash provided by operating activities		44,304	55,426
Cash flows from investing activities:
Payments for tangible fixed assets additions		(5,466)	(5,685)
Financial income received		217	12
Net cash used in investing activities		(5,249)	(5,673)
Cash flows from financing activities:
Borrowings drawdowns	6	25,940	—
Borrowings repayments	6	(32,675)	(36,017)
Interest paid		(17,247)	(14,468)
Payments of cash collateral for interest rate swaps		(15,000)	—
Release of cash collateral for interest rate swaps		—	280
Payment of loan issuance costs		(156)	—
Repurchases of common units		(996)	—
Distributions paid	5	(34,336)	(8,067)
Payments for lease liabilities		(107)	(123)
Net cash used in financing activities		(74,577)	(58,395)
Decrease in cash and cash equivalents		(35,522)	(8,642)
Cash and cash equivalents, beginning of the period		96,884	103,736
Cash and cash equivalents, end of the period		61,362	95,094

Non-cash investing and financing activities:
Capital expenditures included in liabilities at the end of the period		11,218	9,617
Financing costs included in liabilities at the end of the period		41	136
Offering costs included in liabilities at the end of the period		19	—
Liabilities related to leases at the end of the period		75	—

(1)	Restated so as to reflect a change in accounting policy introduced on January 1, 2021, with respect to the reclassification of interest paid and movements of cash collateral for interest rate swaps (Note 2).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the three months ended March 31, 2020 and 2021

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

As of March 31, 2021, GasLog holds a 35.3% ownership interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of LNG vessels, providing LNG transportation services on a worldwide basis primarily under multi-year charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of Bermuda, provides technical and commercial services to the Partnership. As of March 31, 2021, the Partnership owned 15 LNG vessels.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog Partners and its subsidiaries, which are 100% owned by the Partnership. No new subsidiaries were established or acquired in the three months ended March 31, 2021.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2020, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on March 2, 2021.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2020, with the exception of a reclassification in the consolidated statements of cash flows that is described below. On May 6, 2021, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

Until December 31, 2020, interest paid and movements of cash collateral were presented in the consolidated statement of cash flows under cash provided by operating activities. IAS 7 Cash Flow Statement does not dictate how interest cash flows should be classified, but rather allows an entity to determine the classification appropriate to its business. The standard permits entities to present payments for interest under either operating or financing activities, provided that the elected presentation is applied consistently from period to period. In 2021, management, after reviewing the Exposure Draft General Presentation and Disclosures issued by the IASB in December 2019, elected to reclassify interest paid including cash paid for interest rate swaps held for trading and the movements of cash collateral related to the Partnership’s interest rate swaps under cash used in financing activities, in conformity with the proposal of the Exposure Draft to reduce presentation alternatives and classify interest paid as a cash flow arising from financing activities. Management believes that the revised classification provides more relevant information to users, as it better reflects management’s view of the financing nature of these transactions. Comparative figures have been retrospectively adjusted to reflect this change in policy in the statement of cash flows, as follows:

	Three months ended March 31, 2020
	As previously reported	Adjustments	As restated
Net cash provided by operating activities	12,057	32,247	44,304
Net cash used in investing activities	(5,249)	—	(5,249)
Net cash used in financing activities	(42,330)	(32,247)	(74,577)
Decrease in cash and cash equivalents	(35,522)	—	(35,522)

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2020 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

As of March 31, 2021, the Partnership’s current assets totaled $118,177 while current liabilities totaled $170,228, resulting in a negative working capital position of $52,051. Current liabilities include an amount of $19,760 of unearned revenue in relation to vessel hires received in advance (which represents a non-cash liability that will be recognized as revenues after March 31, 2021 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections, incorporating the negative impact of the COVID-19 pandemic on near-term market rates.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements, including debt service commitments, and to monitor compliance with the financial covenants within its loan facilities. Considering the volatile commercial and financial market conditions experienced over the last twelve months, management anticipates that the Partnership’s primary sources of funds for at least twelve months from the date of this report will be available cash, cash from operations and existing debt facilities. Management believes that these anticipated sources of funds, as well as its decision in 2020 to decrease the common unit distributions and preserve liquidity, will be sufficient for the Partnership to meet its liquidity needs and to comply with its banking covenants for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis. Additionally, the Partnership may enter into new debt facilities in the future, as well as public equity or debt instruments, although there can be no assurance that the Partnership will be able to obtain additional debt or equity financing on terms acceptable to the Partnership, which will also depend on financial, commercial and other factors, as well as a significant recovery in capital market conditions and a sustainable improvement in the LNG charter market, that are beyond the Partnership’s control. The Partnership’s long-term ability to repay its debts and maintain compliance with its debt covenants for at least twelve months from the date of this report without reliance on additional sources of finance is also dependent on a sustainable longer-term recovery in the LNG charter market from the market disruption observed in 2020 as a result of the COVID-19 outbreak.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In August 2020, the IASB issued the Phase 2 amendments to IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures, IFRS 4 and IFRS 16 in connection with the Phase 2 of the interest rate benchmark reform. The amendments address the issues arising from the implementation of the reforms, including the replacement of one benchmark with an alternative one. The amendment is effective for annual periods beginning on or after January 1, 2021. Management anticipates that this amendment will not have a material impact on the Partnership’s consolidated financial statements.

There were no other IFRS standards or amendments that became effective in the current period which were relevant to the Partnership or material with respect to the Partnership’s financial statements.

(b) Standards and amendments in issue not yet adopted

In January 2020, the IASB issued a narrow-scope amendment to IAS 1 Presentation of Financial Statements, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant). The amendment also defines the “settlement” of a liability as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. The amendment will be effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Earlier application is permitted. Management anticipates that this amendment will not have a material impact on the Partnership’s financial statements.

At the date of authorization of these unaudited condensed consolidated financial statements, there were no other IFRS standards and amendments issued but not yet adopted with an expected material effect on the Partnership’s financial statements.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties

	December 31, 2020	March 31, 2021
Due from GasLog (a)	—	571
Total	—	571

Amounts due to related parties

	December 31, 2020	March 31, 2021
Due to GasLog LNG Services (b)	7,361	2,181
Due to GasLog (a)	164	—
Total	7,525	2,181

(a)	As of March 31, 2021, the balance represents mainly net amounts advanced to GasLog to cover expenses of the Partnership. As of December 31, 2020, the balance represents mainly payments made by GasLog on behalf of the Partnership.

(b)	The balances represent mainly payments made by GasLog LNG Services on behalf of the Partnership.

Loans due to related parties

The main terms of the revolving credit facility of $30,000 with GasLog (the “Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2020. Refer to Note 6 “Borrowings”.

As of December 31, 2020 and March 31, 2021, the amount outstanding under the Sponsor Credit Facility was nil.

The main terms of the Partnership’s related party transactions, including the commercial management agreements, administrative services agreement and ship management agreements with GasLog and GasLog LNG Services, have been disclosed in the annual consolidated financial statements for the year ended December 31, 2020. Refer to Note 13 “Related Party Transactions”.

The Partnership had the following transactions with such related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three months ended March 31, 2020 and 2021:

			For the three months ended
Company	Details	Account	March 31, 2020	March 31, 2021
GasLog/ GasLog LNG Services(i)	Commercial management fees	General and administrative expenses	1,350	1,350
GasLog	Administrative services fees(ii)	General and administrative expenses	1,960	1,177
GasLog LNG Services	Management fees	Vessel operating costs	1,932	1,932
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	10	10
GasLog	Commitment fee under Sponsor Credit Facility	Financial costs	76	75
GasLog	Realized loss on interest rate swaps (Note 12)	(Loss)/gain on derivatives	293	1,319
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 12)	(Loss)/gain on derivatives	175	—

(i)	Effective July 21, 2020 and October 1, 2020, the commercial management agreements between the vessel-owning entities and GasLog were novated to GasLog LNG Services as the provider of commercial management services.

(ii)	Effective January 1, 2021, the administrative services fee was reduced to $314 per vessel per year, from $523 effective since January 1, 2020.

4. Tangible Fixed Assets

The movement in tangible fixed assets (i.e. vessels and their associated depot spares) is reported in the following table:

	Vessels	Other tangible assets	Total tangible fixed assets
Cost
As of January 1, 2021	2,873,829	2,719	2,876,548
Additions	2,041	—	2,041
Fully amortized dry-docking component	(2,740)	—	(2,740)
As of March 31, 2021	2,873,130	2,719	2,875,849

Accumulated depreciation
As of January 1, 2021	669,930	—	669,930
Depreciation expense	20,550	—	20,550
Fully amortized dry-docking component	(2,740)	—	(2,740)
As of March 31, 2021	687,740	—	687,740

Net book value
As of December 31, 2020	2,203,899	2,719	2,206,618
As of March 31, 2021	2,185,390	2,719	2,188,109

All vessels have been pledged as collateral under the terms of the Partnership’s credit facilities.

As of March 31, 2021, the Partnership concluded that there were no events or circumstances triggering the existence of potential impairment or reversal of impairment of its vessels.

5. Partners’ Equity

The Partnership’s cash distributions for the three months ended March 31, 2021 are presented in the following table:

Declaration date	Type of units	Distribution per unit	Payment date	Amount paid
January 27, 2021	Common	$0.01	February 11, 2021	485
February 19, 2021	Preference (Series A, B, C)	$0.5390625, $0.5125, $0.53125	March 15, 2021	7,582
			Total	$8,067

On April 6, 2021, GasLog Partners issued 8,976 common units in connection with the vesting of 5,984 Restricted Common Units (“RCUs”) and 2,992 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”) (Note 15).

6. Borrowings

	December 31, 2020	March 31, 2021
Amounts due within one year	109,673	109,673
Less: unamortized deferred loan issuance costs	(4,765)	(4,686)
Borrowings – current portion	104,908	104,987
Amounts due after one year	1,195,241	1,159,224
Less: unamortized deferred loan issuance costs	(14,606)	(13,461)
Borrowings – non-current portion	1,180,635	1,145,763
Total	1,285,543	1,250,750

The main terms of the credit facilities, including financial covenants, and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2020. Refer to Note 6 “Borrowings”.

In the three months ended March 31, 2021 the Partnership repaid $36,017 in accordance with the repayment terms under its credit facilities.

GasLog Partners was in compliance with its financial covenants as of March 31, 2021.

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2020	March 31, 2021
Unearned revenue	25,828	19,760
Accrued off-hire	1,802	2,301
Accrued purchases	4,187	3,680
Accrued interest	10,855	6,932
Other accruals	8,007	10,266
Total	50,679	42,939

8. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended
	March 31, 2020	March 31, 2021
Revenues from long-term time charters	67,645	50,034
Revenues from spot time charters	23,708	37,054
Total	91,353	87,088

The Partnership defines long-term time charters as charter party agreements with an initial duration of more than five years (excluding any optional periods), while all charter party agreements of an initial duration of less than (or equal to) five years (excluding any optional periods) are classified as spot time charters.

9. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended
	March 31, 2020	March 31, 2021
Administrative services fees (Note 3)	1,960	1,177
Commercial management fees (Note 3)	1,350	1,350
Share-based compensation	297	73
Other expenses	564	471
Total	4,171	3,071

10. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended
	March 31, 2020	March 31, 2021
Crew costs	8,839	8,972
Technical maintenance expenses	5,937	4,366
Other operating expenses	4,317	4,469
Total	19,093	17,807

11. Derivative Financial Instruments

The fair value of the Partnership’s derivative liabilities is as follows:

	December 31, 2020	March 31, 2021
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	20,337	16,730
Total	20,337	16,730
Derivative financial instruments, current liability	8,185	8,031
Derivative financial instruments, non-current liability	12,152	8,699
Total	20,337	16,730

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month USD London Interbank Offered Rate (“LIBOR”), and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the Partnership’s interest rate swaps held for trading as of December 31, 2020 have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 17 “Derivative Financial Instruments”.

The derivative instruments of the Partnership were not designated as cash flow hedging instruments as of March 31, 2021. The change in the fair value of the interest rate swaps for the three months ended March 31, 2021 amounted to a gain of $3,607 (for the three months ended March 31, 2020 a loss of $13,182), which was recognized in profit or loss in the period incurred and is included in (Loss)/gain on derivatives. During the three months ended March 31, 2021, the gain of $3,607 (Note 12), was attributable to changes in the USD LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease in derivative liabilities from interest rate swaps held for trading.

Forward foreign exchange contracts

The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”) and Singapore Dollars (“SGD”). Under these non-deliverable forward foreign exchange contracts, the counterparties settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

The principal terms of the forward foreign exchange contracts held for trading have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2020. Refer to Note 17 “Derivative Financial Instruments”.

During the three months ended March 31, 2021, the Partnership did not enter any new forward foreign exchange contracts and the change in the fair value of forward foreign exchange contracts for the three months ended March 31, 2021 was nil. The change in the fair value of such contracts for the three months ended March 31, 2020 amounted to a loss of $470, which was recognized in profit or loss in the period incurred and is included in (Loss)/gain on derivatives (Note 12).

12. Financial Costs and Loss/(gain) on Derivatives

An analysis of financial costs is as follows:

	For the three months ended
	March 31, 2020	March 31, 2021
Amortization and write-off of deferred loan issuance costs	1,505	1,224
Interest expense on loans	13,434	7,883
Lease expense	10	5
Commitment fees	130	75
Other financial costs including bank commissions	434	229
Total financial costs	15,513	9,416

An analysis of loss/(gain) on derivatives is as follows:

	For the three months ended
	March 31, 2020	March 31, 2021
Unrealized loss/(gain) on interest rate swaps held for trading (Note 11)	13,182	(3,607)
Unrealized loss on forward foreign exchange contracts held for trading (Note 11)	470	—
Realized loss on interest rate swaps held for trading	293	2,288
Realized loss on forward foreign exchange contracts held for trading	175	—
Total loss/(gain) on derivatives	14,120	(1,319)

13. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended
	March 31, 2020	March 31, 2021
Profit for the period and Partnership’s profit	14,169	35,360
Adjustment for:
Paid and accrued preference unit distributions	(7,582)	(7,582)
Partnership’s profit attributable to:	6,587	27,778
Common unitholders	6,446	27,194
General partner	141	584
Weighted average number of units outstanding (basic)
Common units	46,764,077	47,517,824
General partner units	1,021,336	1,021,336
Earnings per unit (basic)
Common unitholders	0.14	0.57
General partner	0.14	0.57
Weighted average number of units outstanding (diluted)
Common units*	49,297,745	49,687,334
General partner units	1,021,336	1,021,336
Earnings per unit (diluted)
Common unitholders	0.13	0.55
General partner	0.14	0.57

*	Includes unvested awards with respect to the 2015 Plan and Class B units. After the conversion of the first tranche of 415,000 Class B units on July 1, 2020, the remaining 2,075,000 Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option in five tranches of 415,000 units per annum on July 1 of 2021, 2022, 2023, 2024 and 2025.

14. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of March 31, 2021 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	March 31, 2021
Not later than one year	156,414
Later than one year and not later than two years	137,194
Later than two years and not later than three years	102,146
Later than three years and not later than four years	50,280
Later than four years and not later than five years	50,211
Later than five years	4,203
Total	$500,448

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of eight of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years. As of March 31, 2021, ballast water management systems had been installed on six out of the eleven vessels.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

15. Subsequent Events

On April 6, 2021, GasLog Partners issued 8,976 common units in connection with the vesting of 5,984 RCUs and 2,992 PCUs under its 2015 Plan.

On April 28, 2021, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.01 per common unit for the quarter ended March 31, 2021. The cash distribution is payable on May 13, 2021 to all unitholders of record as of May 10, 2021. The aggregate amount of the declared distribution will be $485 based on the number of units issued and outstanding as of March 31, 2021.